Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001
VIA EDGAR AND FACSIMILE
November 28, 2007
Ms. Jill Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc. [“The Company”] Response Letter Dated September 13th, 2007 File No. 001-12970
Dear Ms. Davis:
Thank you for your follow-up letter of September 21st, 2007. We have reproduced your questions in this letter in bold and included our responses thereto.
Form 40-F for the Fiscal Year Ended December 31, 2006
20. Reconciliation to United States Generally Accepted Accounting Principles, page 35
1.	We note from your response to the first bullet point in prior comment number one that your definition of a mine includes “any operation or activity incidental thereto.” Please clarify for us in more detail what you mean by this statement. In addition, please expand upon your response to explain how you define a mine for the purpose of complying with EITF 04-6, or more specifically, for the purposes of determining the commencement of the production stage and also for the purpose of accounting for stripping costs.
Response:
“Any operation or activity incidental thereto”, for the purposes of the Company’s definition of a mine, would include any operation or activity that is incidental to the extraction, benefication and processing of mineral, for example, construction, operation, maintenance and reclamation of access roads, processing facilities, transportation equipment, and overburden and non-mineralized material management facilities.
For the purposes of applying the provisions of EITF 04-6 the Company defines a mine as a pit(s) where ore is extracted either for direct sale or further processing. The following factors are considered in determining whether the additional pit is considered to be a separate mine:

•	The current mine plan includes the development of separate pits.

•	Separate and distinguishable ore bodies exist.

•	The costs to develop each pit can be separately determined and amortized in a rational and systematic manner over the reserves from that pit.

•	The removal of the overburden and non-mineralized material is not related to the extraction of mineral from other pits.
Based on the criteria outlined under EITF 04-06, production from the new pit/mine is deemed to have occurred when saleable material is extracted (produced). The timing of when saleable material is produced depends on the specifics of the mine involved. When the Company sells material without further processing (often referred to as “direct shipping ore”), production would be deemed to occur when the material is first extracted from the new pit/mine. When the Company sells processed material, production would be deemed to occur when saleable material is first obtained from the processing facility. The Company does not currently have any operations that mine direct shipping ore
2.	We note from your response to the second bullet point in prior comment number one that drilling and related costs you incur to convert measured, indicated and inferred resources to reserves within the boundary of a known mineral deposit supported by a geological model are capitalized. Based on your proposed disclosure, it appears that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice regarding the accounting treatment for such costs within the mining industry, as you highlight within you response, please expand your accounting policy disclosures to address the items below:
•	Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

•	Please indicate, if true, that you accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:
•	Embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows;

•	You can obtain the benefit and control others access to it, and,

•	The transaction or event giving rise to your right to or control of the benefit has already occurred.
•	Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

•	Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents an asset.

•	Disclose the amount of drilling costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

Response:
The Company proposes to include the following disclosure in its 2007 financial statements:
Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the mineral deposit, in the accounting period when the expenditure is made, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company. Management evaluates the following criteria in its assessment:
•	Geology: whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geology and metallurgy. A history of conversion of resources to reserves at operating mines to support the likelihood of conversion.

•	Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.

•	Accessible facilities: ore from the property can be processed economically at accessible mining and processing facilities where applicable.

•	Life of Mine Plans: An overall life of mine plan and economic model to support the mine and the economic extraction of resources/reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore-body.

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.
Therefore prior to capitalizing such costs, management determines that the following conditions have been met:
•	There is a probable future benefit that will contribute to future cash inflows;

•	The Company can obtain the benefit and control access to it; and

•	The transaction or event giving rise to the benefit has already occurred.
The Company acknowledges that there is diversity in practice within the mining industry, in that some companies expense as incurred the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine.
With respect to your last bullet point, the Company incurred $44.9 million of drilling costs in 2007 to September 30th ($31.2 million in 2006 to December 31st; $50.9 million in 2005 to December 31st) to either convert mineral resources to reserves or to provide greater definition of existing reserves at properties that are either in the production or development stage that were capitalized.

We do not separately track or distinguish between drilling costs incurred to convert resources to reserves and costs incurred to provide greater definition of existing reserves because, for example, a single drill hole can provide information that allows greater definition of reserves in a section of the drill core and in another section provide information that provides additional confidence to move resources to reserves. The specific information that allows the conversion of resources to reserves is not always separately identifiable as all information from the deposit (e.g. underground drift samples, samples from blast holes, actual production results and drilling of the type you reference above) is included in the geologic model. The conversion of resources to reserves is completed annually based on the updated geologic model. Given the nature of these drilling costs, we do not believe separate disclosure of these costs in the financial statements is appropriate.
(k) Deferred stripping costs, page 42
3.	We note in your response to prior comment number two that “pre-stripping” activities were not applicable to your operations for the year ended December 31, 2006. Due to the diversity in practice, in the event that you do encounter a situation in the future wherein you will need to remove the initial overburden of newly created pits within close proximity to producing pits, please expand your footnote disclosure to address the following:
•	Discuss the criteria you use to determine whether or not stripping associated with the second and subsequent pits should be capitalized or expensed.

•	Address the criteria and factors considered in determining whether a mine is considered separate or integrated.

•	Disclose that diversity in practice exists within the mining industry regarding what represent production stage stripping and how a mine is defined under EITF 04-6.

•	Disclose that some industry participants expense initial stripping costs associated with subsequent pits within a mine.

•	If applicable, disclose the amounts of related costs that were capitalized as of the dates of each balance sheet presented. Also provide disclosure of the changes in the amounts capitalized for each financial statement period presented.
Response:
If we do encounter the situation wherein we will need to remove the initial overburden of newly created pits within close proximity to producing pits, we confirm that we will expand our footnote disclosure to address the five criteria outlined above.
Acknowledgement of Responsibility:
In addition, the Company acknowledges that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *

We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.
Yours truly,
Lindsay Hall
Executive Vice President and
Chief Financial Officer

cc:	Jennifer O’Brien Division of Corporation Finance

Glenn Ives Deloitte & Touche LLP

Mark Bennett Cassels Brock & Blackwell LLP

Gil Cornblum Dorsey & Whitney LLP